

15046833

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
404

SEC FILE NUMBER
8- 28820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lakeshore Securities L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

401 S. LaSalle Street,   Suite 1000

(No. and Street)

Chicago   IL   60605

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E. Gannon   312-663-1307

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge   CA   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Mark E. Gannon_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lakeshore Securities L.P._____ , as of __December 31_____ , 20 _14___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

State of __Illinois_____

County of __Mc Henry_____

Subscribed and sworn to (or affirmed) before me on this __19th__ day of __Febuary__ , __2015__ by __Mark Gannon_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

_____
Notary Public

_____
Signature

~~Financial Operations Principal~~
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

General Partners
Lakeshore Securities L.P.:

We have audited the accompanying statement of financial condition of Lakeshore Securities L.P. ("the Company") as of December 31, 2014, and the related notes (the "financial statements"). These financial statements are the responsibility of Lakeshore Securities L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lakeshore Securities L.P. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	1,635,731
Cash on deposit with clearing organization		355,263
Securities owned, at fair value		801,998
Receivable from broker-dealers and others		5,220,945
Other assets		52,892
Total assets	$	8,066,829
Liabilities and Partners' Capital		
Liabilities		
Compensation payable	$	650,000
Accounts payable and accrued expenses		837,320
Deferred brokerage commissions revenue		77,568
Total liabilities		1,564,888
Partners' capital		6,501,941
Total liabilities and partners' capital	$	8,066,829

Lakeshore Securities L.P.

Notes to Financial Statements

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: Lakeshore Securities L.P. (The Partnership) is a registered broker-dealer and a member of the Chicago Board Options Exchange, Inc. and the Options Clearing Corporation. The Partnership is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC), and is a member of the National Futures Association (NFA) and the Chicago Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Partnership's significant accounting policies:

Accounting policies: The Partnership follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are highly liquid investments with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition and receivable from broker-dealers and others: Brokerage commissions, order flow income, and clearing fee income are recorded on a trade date basis as securities transactions occur. Receivable from broker-dealers and others includes amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for uncollectible receivables are based primarily on historical collection experience. As of December 31, 2014, no allowance has been recorded.

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the statement of income.

Dividends are recorded on an ex-dividend date.

Income taxes: The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.   Management has determined that there are no material uncertain income tax positions through December 31, 2014. The Partnership is generally not subject to U.S. federal and state tax examinations for tax years before 2011.

Lakeshore Securities L.P.

Notes to Financial Statements

Note 2.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Lakeshore Securities L.P.

Notes to Financial Statements

Note 2.   Fair Value of Financial Instruments (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

| Description | Fair Value Measurements | | | |
	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:				
Stock in exchange	$ 801,811	$ -	$ -	$ 801,811
Other	187	-	-	187
Total	$ 801,998	$ -	$ -	$ 801,998

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3.   Deposit with Clearing Organization

The Partnership has cash on deposit with a clearing organization in the amount of $355,263 at December 31, 2014, as a guarantee deposit.

Note 4.   Receivable from Broker-Dealers and Others

Receivable from broker-dealers and others at December 31, 2014 consists of the following:

Brokerage commissions receivable	$ 2,387,152
Cash on deposit at clearing broker	2,833,793
	$ 5,220,945

Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements.

Note 5.   Commitments, Contingencies and Indemnifications

The Partnership entered into a lease for office space expiring January 31, 2016. The minimum rental commitments under this agreement are as follows:

2015	59,303
2016	4,954
	$ 64,257

Rental expense for the year ended December 31, 2014 was $57,906.

Lakeshore Securities L.P.

Notes to Financial Statements

Note 5.   Commitments, Contingencies and Indemnifications (Continued)

The partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

In the normal course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. During 2014, a compliance issue in connection with rules of the Chicago Board Options Exchange (CBOE) was brought to the attention of management. The issue has been addressed by the Partnership's attorneys and it is probable that the Partnership will have to pay a fine to the CBOE as a result of this matter. At December 31, management estimated that the total cost to resolve this issue will be $300,000 and accrued that cost as a part of other expenses for the year. Beyond that item, management believes that the resolution of any other matters will not have a material adverse effect on the Partnership's financial position, results of operations, or cash flow. The Partnership also indemnifies and guarantees certain service that provides against specified potential losses in connection with their acting as an agent of, or providing services to the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6.   Partners' Capital

Effective January 1, 2011, the Partnership created a Special Limited Partnership interest that participates only in a portion of the income and expenses from the Partnership's investment in shares of stock in exchange owned. The Special Limited Partner does not actively manage the operations of the Partnership.

During 2014 the general partners in the firm sold 36% interest in the firm to some of the limited partners. As a result and due to legal restructuring of the partnership, general partners became limited partners and certain limited partners became general partners. The equity of the partnership was unaffected by this restructuring.

Note 7.   Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership. During the year ended December 31, 2014, the Partnership contributed $3,350 to the plan.

Note 8.   Customer Concentration and Concentration of Credit Risk

For the year ended December 31, 2014, the Partnership had one major customer that represented 16 percent of total brokerage commission revenue. A customer is considered major when the customer represents more than 10 percent of total receivables from broker-dealers and others as of December 31, 2014, or more than 10 percent of total brokerage commission revenue for the year ended December 31, 2014.

The receivable from broker-dealers and others represents a concentration of credit risk resulting from the Partnership's brokerage activity. The cash in bank deposit accounts, at times may exceed federally insured limits. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the counterparties with which it conducts business and does not anticipate nonperformance by these counterparties.

Lakeshore Securities L.P.

Notes to Financial Statements
_____

Note 9.   Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC Net Capital Requirements (Regulation 1.17) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule. Under the SEC Rule 15c3-1, the Partnership is required to maintain "net capital" equal to the greater of 2 percent of combined "aggregate debits" or $250,000, as these terms are defined. Under the Regulation 1.17, the Partnership is required to maintain "adjusted net capital" of $45,000, as this term is defined.

Net capital and net capital requirements change from day to day, but as of December 31, 2014, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of $5,163,152 and $250,000 respectively. The net capital rule may effectively restrict partner withdrawals.

As a clearing member of the Options Clearing Corporation, the Partnership is required to maintain net capital of $2,000,000 (Rule 302(a)).

Note 10.   Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. Subsequent to year-end, the Partnership made withdrawals in the amount of $428,142.

Note 11.   Recently Issued Accounting Pronouncements

Various Accounting Standard Updates ("ASUs") issued by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that required their provisions to be reflected in these financial statements. The Company has reviewed the following ASU releases to determine relevance to the Company's operations and has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	*Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).*	After 12/15/14
2014-09	*Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).*	After 12/15/17
2014-15	*Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).*	After 12/15/16

Lakeshore Securities L.P.

February 27, 2015

SEC Headquarters
100 F Street, NE
Washington, DC 20549

     RE: Lakeshore Securities, L.P.

Dear Sir or Madam:

Enclosed please find the Audited Financial Report for the Year Ended December 31, 2014.

If you should have any questions or comments, please do not hesitate to contact me.

Thank you for your attention in this matter.

Very truly yours,

LAKESHORE SECURITES, L.P.

Mark E. Gannon

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Enclosure

Lakeshore Securities L.P.

Financial Report
Year Ended December 31, 2014

PUBLIC

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